Carrier Global Corporation
Shareowner Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

To Carrier Shareowners:

I urge shareowners to vote FOR Proposal 4 at the shareowner meeting.

The proposal asks Carrier to prepare an annual report on its lobbying.

Resolved, the shareowners of Carrier request the preparation of a report, updated annually, disclosing:

1.   Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.   Payments by Carrier used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.   Carrier’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.   Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure.1 Transparency and accountability in corporate spending to influence public policy are in the best interests of Carrier shareowners. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Carrier’s reputation and shareowner value.

Carrier should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of shareowner value;
2.	Carrier’s current disclosures are inadequate;

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1 “Corporate Lobbying Disclosure is Material Investor Information,” As You Sow, March 23, 2024, at: https://www.proxypreview.org/contributor-articles-2024/corporate-lobbying-disclosure-is-material-investor-information.

3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and
4.	Carrier could easily provide details of its lobbying in an annual report to shareowners.

1.	Corporate Reputation Is an Important Component of Shareowner Value
•	Carrier’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[2] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[4]
•	Clearly, corporate reputation has significant impact on shareowner value.

2.	Disclosure Gaps - Carrier Investors Need a Lobbying Report
•	Information on Carrier’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. Carrier fails to provide to a comprehensive lobbying report where investors can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, Carrier has a broad lobbying footprint.

Federal Lobbying – Carrier Spends Millions Each Year

•	Carrier spent $2,683,953 on federal lobbying in 2023 alone, and $8,282,505 from 2020 – 2023.

•	Yet Carrier fails to disclose its federal lobbying amounts in an annual lobbying report to shareowners as requested.

State Lobbying – A “Black Hole” for Shareowners

•	State lobbying disclosure has been described as a “Black Hole,” with a new study finding 98% of the S&P 500 fails to disclose state-specific lobbying totals to shareowners.[5]

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2 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

3 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

5 “The Corporate State Lobbying Black Hole,” Sustainable Investments Institute (Si2), Dec. 2023, at: https://www.citizen.org/wp-content/uploads/Corporate_State_Lobbying_Black_Hole_Report_2023.pdf.

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[6]
•	In California, Carrier spent $439,171 from 2020 – 2023 on lobbying.[7] And Carrier also reportedly lobbies in Connecticut, Florida, Georgia, New York, Ohio and Tennessee.[8]

•	Yet Carrier fails to provide any details of its state lobbying expenditures in an annual lobbying report to shareowners as requested by the proposal.

International Lobbying - Spending & Trade Associations

•	Carrier also lobbies abroad, spending between €200,000 – €299,000 on lobbying in Europe for 2021.[9]
•	Carrier is also a member of many international trade associations that lobby like the American Chamber of Commerce to the European Union and EuroACE.

3.	The Company We Keep: Carrier Does Not Provide Comprehensive Dark Money Disclosure
•	Shareowner proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.
•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[10] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot, Disclosure Lags Peers

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[11]
•	Carrier shareowners face a trade association blind spot, as Carrier fails to disclose its trade association payments, nor the portions of these payments used for lobbying.

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6 “Wal-Mart Improves Lobbying Disclosure after Shareowner Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareowner-push-idUSKBN0NY0AH20150513.

7 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1143213&session=2023&view=activity.

8 Follow the Money, at: https://www.followthemoney.org/entity-details?eid=693577.

9 https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=043942252093-45.

10 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

11 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

•	For example, Carrier belongs to the Business Roundtable and National Association of Manufacturers, which together spent $31,750,000 on federal lobbying for 2023. Yet shareowners have no way to know how much of this is comprised of Carrier’s payments.
•	Carrier’s incomplete third-party disclosure lags many of its peer group members which are providing disclosure of their trade association and social welfare group payments and the amounts used for lobbying, including 3M, Deere, Honeywell, Johnson Controls, Stanley Black & Decker and Whirlpool.[12]

Trade Association Lobbying Misalignments Create Reputational Risk.

•	We believe Carrier’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Carrier’s public position, including on climate.
•	We are concerned that Carrier’s lack of disclosure presents reputational risk when its lobbying contradicts company public positions or takes controversial positions. For example:

o	Carrier publicly supports addressing climate change and, as a provider of healthy, safe, sustainable and intelligent building and cold chain solutions, ranked eighth on Barron’s 2023 list of the 100 most sustainable companies.[13]
o	Yet the Business Roundtable opposed the Inflation Reduction Act and its historic investments in climate action.[14]
o	And the National Association of Manufacturers has leveraged its “influence to obstruct climate policy progress in the U.S. at the federal, state and local levels.”[15]
•	This track record of Carrier’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareowners cannot determine whether Carrier is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareowners’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	Carrier’s disclosure leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying. The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[16] FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[17]

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12 Stanley Black & Decker disclose its trade association payments, as well as the portions used for lobbying. 3M, Honeywell, Johnson Controls and Whirlpool disclose their trade association payments used for lobbying. Deere discloses its trade association and social welfare group payments used for lobbying.

13 “Carrier Ranks No. 8 on Barron’s 100 Most Sustainable Companies 2023 List,” PR Newswire, March 6, 2023, at: https://www.prnewswire.com/news-releases/carrier-ranks-no-8-on-barrons-100-most-sustainable-companies-2023-list-301763675.html.

14 “How a top US business lobby promised climate action – but worked to block efforts,” The Guardian, Aug. 19, 2022, at: https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

15 “Don’t play both sides: Take 3 steps now to fix your trade group gap,” GreenBiz, Oct. 5, 2023, at: https://www.greenbiz.com/article/dont-play-both-sides-take-3-steps-now-fix-your-trade-group-gap.

16 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

17 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

•	The January 6th riots also highlight social welfare group risks to shareowners. The Rule of Law Defense Fund is a SWG that helped organize the protest before the riots and is an arm of the Republican Attorneys General Association.[18]
•	Shareowners have no way to know if Carrier donates to groups like the Rule of Law Defense Fund, because Carrier fails to provide disclosure of its contributions to social welfare groups.

Carrier’s Trade Association Ties to American Legislative Exchange Council

•	Carrier does not belong to the American Legislative Exchange Council. However, Carrier has been represented at ALEC by its trade association National Association of Manufacturers, which previously sat on its Private Enterprise Advisory Council.[19]
•	ALEC has been attacking “woke capitalism”[20] It has drafted two “anti-ESG” model legislation bills.[21] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[22] as well as promoting voter suppression[23] and critical race theory.[24]

4.	Carrier Has Its Lobbying Information and Could Easily Report It to Shareowners
•	Carrier states that it does “not believe the benefits, if any, of additional disclosures as requested by the proponent, justify the costs and risks to Carrier associated therewith.”

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18 Republican Attorneys General Dark Money Group Organized Protest Preceding Capitol Mob Attack, Documented, Jan. 7, 2021, at: https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

19 “ALEC Expands Private Board of Directors with Woke Capitalism Fighters,” Center for Media and Democracy, Feb. 3, 2023, at: https://www.exposedbycmd.org/2023/02/03/alec-expands-private-board-of-directors-with-woke-capitalism-fighters/.

20 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

21 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

22 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

23 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

24 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

•	This argument is disingenuous, as Carrier is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, and has all of this information, so it could be readily provided to shareowners in a single report at minimal expense.
•	The assertions that “Carrier has already adopted effective policies and procedures related to its lobbying activities and compliance” and “these policies and procedures, and much of the other information requested by the proposal, are publicly disclosed” are also misleading. As detailed, Carrier fails to provide shareowners critical information on its federal and state lobbying, as well as all indirect lobbying through trade associations and SWGs, including the amounts of Carrier’s payments which are being used to lobby.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Carrier has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareowners’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareowner and Carrier’s best interests.

The well-documented reputational risks of Carrier’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that Carrier’s current lobbying disclosures are inadequate to protect shareowner interests. I urge you to vote FOR Proposal 4, the shareowner proposal requesting an annual report on Carrier’s lobbying expenditures.

Sincerely,

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareowner is not able to vote your proxies, nor does this communication contemplate such an event.
The shareowner asks all shareowners to vote by following the procedural instructions provided in the proxy materials.